UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. PRICES US$ 620 MILLION OF SUBORDINATED NOTES

Medellin, Colombia, July 19, 2010

Bancolombia S.A. (the “Bank”) announces that today it priced the public offering of US$620 million in aggregate principal amount of its Subordinated Notes due July 26, 2020 (the “Notes Offering”).

The notes have a 10-year maturity and a coupon of 6.125%, payable semi-annually on January 26 and July 26 of each year, commencing on January 26, 2011. The notes have been rated Baa3 by Moody´s and BB+ by Fitch Ratings. The Notes Offering is expected to close on July 26, 2010, subject to customary closing conditions.

Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as the joint book-running managers for the Notes Offering.

The securities are being offered pursuant to an effective shelf registration statement. Bancolombia has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the Notes Offering. Copies of the preliminary prospectus supplement relating to the offering is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/1071371/000095012310065273/0000950123-10-065273-index.htm

Proceeds from the offerings will be used one hundred percent (100%) for general corporate purposes, which include carrying out the business of a financial institution in accordance with applicable law.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: July 19, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance